SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

ORTHOVITA, INC.

(Name of Subject Company)

OWL ACQUISITION CORPORATION

(Offeror)

a wholly owned indirect subsidiary of

STRYKER CORPORATION

(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

68750U102

(CUSIP Number of Class of Securities)

Curtis E. Hall

Vice President, General Counsel and Secretary

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 389-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copy to:

Charles W. Mulaney, Jr.

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 N. Wacker Drive

Chicago, IL 60606

(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$317,461,377	$36,858

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $3.85 per share of common stock of Orthovita, Inc. (“Orthovita”), par value $0.01 per share, (“Shares”) by 77,028,457 Shares, which is the number of Shares outstanding as of May 13, 2011. The transaction value also includes (i) the excess, if any, of the offer price of $3.85 per Share over the exercise price per share of each outstanding option to acquire Shares from Orthovita with an exercise price less than $3.85 per share, multiplied by the number of outstanding Shares covered by such option, and (ii) the excess, if any, of the offer price of $3.85 per Share over the exercise price per share of each outstanding warrant to acquire Shares from Orthovita, multiplied by the number of outstanding Shares covered by such warrant. As of May 13, 2011, there were 10,114,152 Shares subject to outstanding options to acquire Shares from Orthovita and outstanding warrants to purchase 1,100,000 Shares.

(2)	Pursuant to Section 14(g) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-255 (dated December 22, 2010), the amount of the filing fee is equal to $116.10 per $1,000,000 of transaction valuation, calculated by multiplying the transaction valuation by .00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$36,858	Filing Party:	Stryker Corporation

Form or Registration No.	Schedule TO	Date Filed:	May 27, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 27, 2011 (which, together with this Amendment, Amendment No. 1 filed on May 27, 2011, Amendment No. 2 filed on June 3, 2011, Amendment No. 3 filed on June 8, 2011, Amendment No. 4 filed on June 10, 2011 and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Owl Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Orthovita, Inc., a Pennsylvania corporation (“Orthovita”), at a purchase price of $3.85 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 27, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).

Item 2. Subject Company Information.

Item 2(a) of this Schedule TO is hereby amended and supplemented as follows:

The subsection of the Offer to Purchase entitled “Certain Information Concerning Orthovita — Financial Projections” is hereby amended by restating the row for Adjusted EBITDA in the table of Projected Financial Information as follows:

	000000000000	000000000000	000000000000	000000000000	000000000000
“Adjusted EBITDA(1)	9,234	18,526	28,306	39,432	51,035”

The subsection of the Offer to Purchase entitled “Certain Information Concerning Orthovita — Financial Projections” is hereby amended by restating Footnote 1 in the table of Projected Financial Information as follows:

“(1)

Adjusted EBITDA is a non-GAAP financial measure that represents net income or loss before deducting interest expense, income tax, depreciation and amortization and stock-benefits compensation and adjusting for other non-cash adjustments. Orthovita’s management uses Adjusted EBITDA to evaluate the performance of its operations. A reconciliation of Adjusted EBITDA to net income or loss is set forth below.

Reconciliation of Net Income (Loss) to Adjusted EBITDA (in millions)

	2011	2012	2013	2014	2015
Net Income (Loss)	$(2,519)	$5,307	$12,740	$71,400	$17,910

Plus: Depreciation and Amortization	3,753	4,959	6,681	7,866	8,550

Plus: Stock Based Compensation Expense	2,277	5,158	5,836	6,283	6,283

Plus: Net Income Tax Expense	57	58	57	9,567	15,150

Plus: Net Interest Expense	3,816	1,325	1,400	1,650	1,650

Plus: Amortization of License Rights and Technology Intangible Assets	1,492	1,492	1,492	1,492	1,492

Plus: Amortization of Debt Discount	358	227	—	—	—

Less: Change in Deferred Tax Asset Related to Valuation Adjustment	—	—		(58,826)	—

Adjusted EBITDA	9,234	18,526	28,206	39,432	51,035”

Item 5. Past Contracts, Transactions, Negotiations and Agreements; Item 6. Purposes of the Transactions and Plans or Proposals; Item 8. Interest in the Securities of the Subject Company; Item 11. Additional Information.

Items 5(a), 6(c), 8(a) and (b) and 11(a)(1) of this Schedule TO are hereby amended and supplemented as follows:

The first paragraph of the subsection of the Offer to Purchase entitled “The Merger Agreement; Other Agreements — Merger Agreement — Representations and Warranties” is hereby amended by restating the second sentence thereof as follows:

“The representations and warranties in the Merger Agreement were the product of negotiations among Orthovita, Stryker and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement.”

The first paragraph of the subsection of the Offer to Purchase entitled “The Merger Agreement; Other Agreements — Merger Agreement — Representations and Warranties” is hereby amended by restating the last sentence thereof as follows:

“Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts without consideration of the entirety of public disclosures of Stryker, Purchaser or Orthovita as set forth in all of their respective public reports with the SEC.”

Item 11. Additional Information.

Items 11(a)(2) and 11(a)(3) of this Schedule TO are hereby amended and supplemented as follows:

The first paragraph of the section of the Offer to Purchase entitled “Certain Conditions of the Offer” is hereby amended by restating the second sentence thereof as follows:

“Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s and Stryker’s rights and obligations to extend, amend or terminate the Offer in accordance with the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if (i) the Minimum Condition shall not have been satisfied, (ii) the Antitrust Condition shall not have been satisfied or (iii) at any time on or after the date of the Merger Agreement and prior to the Expiration Date, any of the following events shall occur and be continuing:”

The last paragraph of the section of the Offer to Purchase entitled “Certain Conditions of the Offer” is hereby amended by restating the first sentence thereof as follows:

“The foregoing conditions are for the sole benefit of Stryker and Purchaser, may be asserted by Stryker or Purchaser, and may be waived by Stryker or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except that the Minimum Condition may not be waived).”

The second paragraph of the subsection of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Antitrust Compliance” is hereby amended by adding the following sentence as the last sentence thereof:

“The waiting period under the HSR Act applicable to the Offer and the Merger expired effective 11:59 p.m. on June 13, 2011. As a result, the condition of the Offer related to the early expiration or termination of the waiting period under the HSR Act has been satisfied.”

Item 11(a)(5) of this Schedule TO is hereby amended and supplemented as follows:

The subsection of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals — Legal Proceedings” is hereby amended and supplemented by adding the following paragraph as the last paragraph thereof:

“While Stryker and the Purchaser believe that each of the aforementioned litigation matters is without merit and that they have valid defenses to all claims asserted therein, in an effort to minimize the burden and expense of further litigation relating to certain of such matters, on June 13, 2011, the parties in Thorn v. Koblish, et al., Case No. 2011-14644-0 (the “Thorn Action”), Clayton v. Orthovita, Inc., et al., Case No. 11-3535 (the “Clayton Action”), and Van Barel v. Koblish, et al., Case No. 11-3652 (the “Van Barel Action” and, collectively with the Thorn Action and the Clayton Action, the “Settled Actions”), reached an agreement in principle pursuant to which a class would be certified for settlement purposes; the class would be defined as all persons which held or beneficially owned shares of Orthovita common stock between May 16, 2011 and the date of the consummation of the Merger; and Stryker, the Purchaser and the other defendants named therein (collectively, the “Defendants”) would be released by the members of the class from, among other things, all claims that have been brought or could have been brought under state or federal law arising out of or related to the Offer and the Merger (other than any properly perfected claims for appraisal pursuant to Subchapter 15D of the Pennsylvania Business Corporation Law of 1988, as amended, or claims to enforce the settlement). The settlement remains subject to, among other things, the execution of a stipulation of settlement and approval by the United States District Court for the Eastern District of Pennsylvania, after which each of the Settled Actions will be dismissed. Pending that approval, each of the Settled Actions will be stayed. Under the agreement in principle, Orthovita agreed to make certain supplemental disclosures made in Amendment No. 5 to its Schedule 14D-9, although none of the Defendants makes any admission that such supplemental disclosures are material or otherwise required. The parties also agreed to negotiate with respect to the amount of the award of fees and expenses to counsel for the plaintiffs in the Settled Actions and, absent an agreement with respect thereto, the parties reserve all applicable rights and defenses; provided, however, the parties agreed that no fees or expenses shall be paid to counsel for the plaintiffs in the absence of consummation of the Offer and the Merger and approval of a complete release in customary form. In the event the settlement is not approved by the court or the conditions to settlement are not satisfied, the Defendants will continue to defend their positions in these matters vigorously. Tsark v. Koblish et al., Case No. 2011-15722 (the “Tsark Action”) is not part of the agreement in principle described above. If the court approves the settlement, however, the Tsark Action will be dismissed. Before any approval of the settlement by the court, the plaintiff in the Tsark Action could seek to challenge the agreement in principle. Stryker and the Purchaser will contest any objection to the settlement vigorously.”

Item 11(b) of this Schedule TO is hereby amended and supplemented as follows:

The subsection of the Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares — Determination of Validity” is hereby amended by restating the first sentence thereof as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to such parties disputing such determination in a court of competent jurisdiction.”

The subsection of the Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares — Determination of Validity” is hereby amended by restating the last sentence thereof as follows:

“Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the dispute of such interpretation in a court of a competent jurisdiction.”

The first paragraph of the section of the Offer to Purchase entitled “Miscellaneous” is hereby restated as follows:

“The Offer is being made to all holders of Shares. Neither Stryker nor Purchaser is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Stryker or Purchaser become aware of any valid state statute prohibiting the making of the offer or the acceptance of Shares pursuant to the Offer, Stryker and Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Stryker and Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.”

Item 12. Exhibits.

Exhibit (a)(1)(B) of this Schedule TO is hereby amended and supplemented as follows:

The section of the Letter of Transmittal on page 9 entitled “Irregularities” is hereby amended by restating the first sentence thereof as follows:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties, subject to such parties disputing such determination in a court of competent jurisdiction.”

The section of the Letter of Transmittal on page 9 entitled “Irregularities” is hereby amended by restating the last sentence thereof as follows:

“Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the dispute of such interpretation in a court of a competent jurisdiction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2011

Stryker Corporation

By:	/s/ Curt R. Hartman
Name:	Curt R. Hartman
Title:	Vice President, Chief Financial Officer

Owl Acquisition Corporation

By:	/s/ Mary Anne McDonald
Name:	Mary Anne McDonald
Title:	Vice President, Secretary

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 27, 2011*

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	Form of Notice of Guaranteed Delivery *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees *

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on May 27, 2011 *

(a)(1)(G)	Joint Press Release of Stryker Corporation and Orthovita, Inc. dated May 27, 2011 *

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Complaint filed by Andrew T. Thorn, on behalf of himself and on behalf of all others similarly situated, and derivatively on behalf of Orthovita, Inc., on May 26, 2011, in the Court of Common Pleas of Montgomery County, Pennsylvania *

(a)(5)(B)	Complaint filed by Robert Clayton, on behalf of himself and on behalf of all others similarly situated, on May 31, 2011, in the United States District Court for the Eastern District of Pennsylvania*

(a)(5)(C)	Complaint filed by Adolphina Van Barel, on behalf of herself and on behalf of all others similarly situated, and derivatively on behalf of Orthovita, Inc., on June 6, 2011, in the United States District Court for the Eastern District of Pennsylvania *

(a)(5)(D)	Complaint filed by Warren Tsark derivatively on behalf of Orthovita, Inc., on June 8, 2011, in the Court of Common Pleas of Montgomery County, Pennsylvania*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of May 16, 2011, by and among Orthovita, Inc., Owl Acquisition Corporation and Stryker Corporation *

(d)(2)	Form of Tender and Voting Agreement, dated as of May 16, 2011, between Stryker Corporation, Owl Acquisition Corporation and each of the directors and executive officers of Orthovita, Inc. and Essex Woodlands Health Ventures Fund VII, L.P. *

(d)(3)	Tender and Voting Agreement, dated as of May 16, 2011, between Stryker Corporation, Owl Acquisition Corporation and Essex Woodlands Health Ventures Fund VII, L.P. *

(d)(4)	Confidentiality Agreement, dated as of January 18, 2011, as amended, between Orthovita, Inc. and Stryker Corporation *

(d)(5)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Antony Koblish *

(d)(6)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Maarten Persenaire, M.D. *

(d)(7)	Employment Agreement, dated as of May 16, 2011, by and between Stryker Corporation and Christopher H. Smith *

(g)	Not applicable

(h)	Not applicable

*	Previously filed.